Exhibit 99.2

TERMINATION AGREEMENT (THE “AGREEMENT”)

TERMINATING THE MEMORANDUM OF AGREEMENT

BETWEEN

Her Majesty the Queen in right of Ontario as represented by the Minister of

Energy (the “Shareholder” or “Minister”)

AND

Hydro One Inc. (the “Corporation”)

WHEREAS the current Memorandum of Agreement (the “MOA”) between the Minister and the Corporation was executed by the Minister and the Corporation on March 11, 2015 and March 25, 2015, respectively;

AND WHEREAS the MOA superseded in its entirety the previous Memorandum of Agreement between the Minister and the Corporation executed on March 27, 2008;

AND WHEREAS the Minister and the Corporation are the sole parties (the “Parties”) to the MOA and therefore have the authority to agree to terminate the MOA on such terms and at such times as the Parties may agree.

NOW THEREFORE the Parties hereto agree as follows:

1.0	Termination of the MOA

1.1	As of October 31, 2015, the MOA is hereby terminated and no longer applies to or in respect of the Parties.

IN WITNESS WHEREOF the Parties hereto have duly executed the Agreement on the date or dates set out below.

/s/ Bob Chiarelli	October 31, 2015
Bob Chiarelli	Date
Minister of Energy

/s/ David Denison	October 31, 2015
David Denison	Date
Chair, Board of Directors
Hydro One Inc.